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Companhia Brasileira de Distribuição (CBD)
Sales Performance – December and 4th Quarter 2004

São Paulo, Brazil, January 13, 2005 — A Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (preferred shares)], announces its sales performance in December 2004 (preliminary and unaudited). Information is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law.

In 2004, gross sales reached R$ 15.3 billion and net sales totaled R$ 12.6 million, a 19.6% and 16.3% growth, respectively, when compared to 2003. Same store sales grew by 5.1% in the year. The difference between gross and net sales growth rates arises from the increase of COFINS (tax for social security financing) rate that took place in February.

In the 4th quarter 2004, gross sales totaled R$ 4,375.4 million and net sales reached R$ 3,595.1 million, a 23.6% and 20.2% growth, respectively. Same store sales grew by 8.8% in the period.

Gross sales in December 2004 reached R$ 1,766.8 million and net sales totaled R$ 1,447.5 million, a 25.4% and 21.8% growth, respectively, compared to the same period of 2003. Same store sales grew by 11.1% in nominal terms and 3.4% in real terms (deflated by IPCA). The main highlights were Extra and CompreBem business units, which reported a double-digit growth in the period.

Same store sales in December not only reflected the strong performance of non-food products sales, with a 17.0% growth, but also resulted from the recovery of food product sales, which grew by 9.0%.

Following the trend observed over the last months of 2004, CBD believes that its current store format positioning, price competitiveness and operating efficiency will allow the maintenance of the same store sales growth rate between 2% and 3% throughout 2005. In this scenario, CBD believes it will achieve higher assets turnover and consequently reach higher levels of profitability.

Obs.: Same store sales figures include only stores whose operating period is longer than 12 months.

IPCA – Consumer Price Index
FIPE-Alim - Food Inflation Rate measured by FIPE - Economic Research Foundation Institute

Obs.: IPCA estimated at 0.7% for December 2004.

COMPANHIA BRASILEIRA DE DISTRIBUÇÃO (CBD)

Fernando Tracanella
Investor Relations Director

Daniela Sabbag
Investor Relations Manager

Fone: (+55 11) 3886 0421 Fax: (+55 11) 3884 2677
E-mail: cbd.ri@paodeacucar.com.br

Website: http://www.cbd-ri.com.br/eng

Statements include in this report regarding the Company’s business prospects, the outlook for operating and financial results and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.